
November 6, 2012

Via E-mail
Wexing Wang
Chief Executive Officer
ANV Security Group Inc.
8th Floor, Block B, R&D Building
Tsinghua Hi-Tech Park
North Area of Shenzhen Hi-Tech & Industrial Park
Nanshan District, Shenzhen
People's Republic of China 518057

> **Re: ANV Security Group Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Response dated October 22, 2012**
> **Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended June 30, 2012**
> **Filed October 19, 2012**
> **File No. 000-53802**

Dear Mr. Wang:

We have reviewed your response and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q/A for the Fiscal Quarter Ended June 30, 2012

General

1. Please file all material agreements as appropriate with reference to Item 601 of Regulation S-K. For example, you disclose on page 22 that ANV GIE is a variable interest entities and your corporate structure is secured through a series of agreements. However, it does not appear that you have filed these agreements as exhibits. As another

example, file the long term contract with Qingdao Fu Yuan Yun Tong as an exhibit and disclose the material terms of the contract.

Item 2. Management's Discussion and Analysis…, page 18

Overview, page 19

2. You claim that you have "developed the first automatic video alarm platform in the world: www.usci8.com." Please provide third party support for this claim. In addition, please explain your reference to the website www.usci8.com, as this website had had its account suspended. You also disclose that "[a] patent for this platform was officially approved by the US Patent and Trademark Office ("USPT") on October 22, 2009 with patent number US2009/0265747A1." It appears from a search on the website for the U.S. Patent and Trademark Office that the patent number you cite is the publication number for the patent application, the date that you cite is for the publication date of the patent application, and that the patent application is considered to be abandoned by the U.S. Patent and Trademark Office due to failure to respond to an Office action. Therefore, clearly disclose that you have not been issued or granted a U.S. patent for your automatic video alarm platform and that your patent application has been abandoned.

New Business Structure after Dispositions, page 22

3. Please describe the material terms of each agreement that provides ANV ASIA with exclusive control over the business of ANV GIE, your variable interest entity.

4. Please provide comprehensive risk factor disclosure of the risks to the company and its public shareholders of the company being a holding company and using contracts and a variable interest entity to conduct all of its operations in the PRC rather than having direct equity ownership of its operations.

5. In your response to comment 5 of our letter dated October 2, 2012, you state that you will address the comment in more detail in your anticipated consent solicitation. As the transactions have already been consummated, please provide detailed disclosure in your Management's Discussion and Analysis so that investors can understand the impact of the dispositions on your company, the current status of your operations, what is required to develop your current operations and known trends and uncertainties.

Shareholder Approval for the disposal of ANV Tech, page 23

6. We note your disclosure and response to comment 4 of our letter dated October 2, 2012 that the company is required to obtain shareholder approval for the sale of substantially all of the company's assets under Nevada corporate law and that as of the date of the letter it has not. Please discuss any potential liabilities or other impacts of not obtaining shareholder approval prior to executing the transactions. In your discussion, please

address the percentage ownership of company insiders, which you disclose is currently 64.98%, at the time that you were required to obtain shareholder approval. Discuss why you did not obtain shareholder approval prior to consummating the transactions as required under Nevada law. Discuss the legal distinction between receiving shareholder approval as required under Nevada law versus subsequent shareholder ratification, and explain how shareholder ratification subsequent to the transactions benefits the company's officers, directors and related parties who determined to enter into the transactions and/or were parties to the transactions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
       Daniel H. Luciano, Esq.